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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

CHART INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
16115Q 30 8
(CUSIP Number)
Anne E. Gold, First Reserve Corporation,
One Lafayette Place, Greenwich,
Connecticut 06830 (203) 625-2536
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control number.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve GP X, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. No.: 84-2133571

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,906*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

8,906*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,906*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve GP X, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. No.: 56-2416968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,906*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

8,906*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,906*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve Fund X, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 51-0490000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,906*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

8,906*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,906*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: FR X Chart Holdings, LLC;

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 20-3232381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited liability company)

Item 1. Security and Issuer
     This Amendment No. 1 to the statement on Schedule 13D amends the statement originally filed on September 5, 2006 by FR Chart Holdings, LLC (“Holdings”); First Reserve Fund X, L.P. (“Fund X”), First Reserve GP X, L.P. (“GP X”), and First Reserve GP X, Inc. (“First Reserve”), and relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio, 44125. That Schedule 13D is hereby amended as set forth below.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following paragraphs at the end of Item 4:
     On May 23, 2007, the Issuer granted 1,787 restricted stock units (“RSUs”) to each of Timothy H. Day and Kenneth W. Moore under its Amended and Restated 2005 Stock Incentive Plan (the “Stock Incentive Plan”) and pursuant to Restricted Stock Unit Agreements (“RSU Agreements”) (The Stock Incentive Plan and a form RSU Agreement have each been previously described and filed as exhibits to this Schedule 13D). Each of Messrs. Day and Moore is a director of the Issuer and an officer of First Reserve.
     On June 6, 2007, Holdings, the Issuer, and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Lehman Brothers Inc. (“Lehman”) and Goldman, Sachs & Co. (“Goldman,” together with Morgan Stanley and Lehman, the “Managers”) as representative of several underwriters (together with the Managers, the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) providing for the sale by Holdings of 12,376,214 shares of Common Stock to the Underwriters at a price of $20.2406 per share. The Underwriters resold such shares of Common Stock at a price of $21.25 per share in a public offering (the “Offering”) pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission on May 30, 2007 (Registration no. 333-141730), as amended by the prospectus supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on June 7, 2007. The Offering closed on June 12, 2007.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby deleted and replaced with the following:
        (a) As of June 12, 2007 (following the consummation of the transactions reported in Item 4), two officers of First Reserve beneficially owned an aggregate of 8,906 shares of Common Stock, constituting approximately 0.03% of the issued and outstanding shares of Common Stock. The 8,906 shares consist of shares of Common Stock underlying restricted stock units issued to Timothy H. Day (4,453 shares underlying RSUs) and Kenneth W. Moore (4,453 shares underlying RSUs). First Reserve is the general partner of GP X; GP X is the general partner of Fund X; and Fund X is the sole member of Holdings.
     (b) Following the Offering, each of Messrs. Day and Moore has (subject to the terms of the Stock Incentive Plan and the RSU Agreements) the exclusive power to dispose of and vote the shares underlying his RSUs (such shares, the “RSU Shares”).
     (c) During the past 60 days, other than the transactions described in Item 4 of this Amendment No. 1, no transactions in the Common Stock were effected by any of the Reporting Persons.
     (d) Each of Fund X, GP X, and First Reserve has the right to receive, or the power to direct the receipt of, a portion of the proceeds from (i) the sale of any RSU shares; and (ii) any dividends issued with respect to the RSU shares.
     (e) Each of Holdings, Fund X, GP X, and First Reserve ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock upon the closing of the Offering described in Item 4 of this Amendment No. 1.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following language.
Underwriting Agreement
On June 6, 2007, Holdings, the Issuer, and the Managers as representative of the Underwriters entered into the Underwriting Agreement providing for the sale by Holdings of 12,376,214 shares of Common Stock to the Underwriters at a price of $20.2406 per share. The Underwriting Agreement is filed as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein. The summary of the Underwriting Agreement in Items 4 and 6 is qualified in its entirety by reference to the text of Exhibit 2 hereto.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement dated as of September 5, 2006, by and among First Reserve GP X, Inc., First Reserve GP X, L.P., First Reserve Fund X, L.P., and FR X Chart Holdings, LLC, attached as Exhibit 1 to Schedule 13D filed by the Reporting Persons on September 5, 2006, and incorporated herein by reference as Exhibit 1 to this Amendment No. 1.
Exhibit 2. Underwriting Agreement dated June 6, 2007, by and among FR X Chart Holdings, LLC, Chart Industries, Inc., and Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., and Goldman, Sachs & Co. as representative of several underwriters, filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on June 12, 2007, and incorporated by reference herein as Exhibit 2 to this Amendment No. 1.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST RESERVE GP X, INC.

Date: June 13, 2007	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Secretary

FIRST RESERVE GP X, L.P.

By: First Reserve GP X, Inc., its General Partner

Date: June 13, 2007	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Secretary

FIRST RESERVE FUND X, L.P.

By: First Reserve GP X, L.P., its General Partner

By: First Reserve GP X, Inc., its General Partner

Date: June 13, 2007	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Secretary

FR X CHART HOLDINGS, LLC.

By: First Reserve Fund X, L.P., its sole member

By: First Reserve GP X, L.P., its General Partner

By: First Reserve GP X, Inc., its General Partner

Date: June 13, 2007	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Secretary